UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                      Liuski International, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   538029 10 9
                      -----------------------------------
                                 (CUSIP NUMBER)

                                    Duke Liao
                             Chief Executive Officer
                               6585 Crescent Drive
                             Norcross, Georgia 30071

                                 (770) 447-9454
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   June 22, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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

                                 SCHEDULE 13D/A

CUSIP NO.  538029 10 9

         1.       Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  Chih-Hung Liao ("Duke Liao")

                  I.D. No.:

         2.       Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         3.       SEC Use Only .................................................

         4.       Source of Funds:

         5.       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) ..........................[   ]

         6.       Citizenship or Place of Organization:  Taiwan

Number of                  7.     Sole Voting Power: 7,724,864 shares of
Shares                             common stock
Beneficially               8.     Shared Voting Power:  0
Owned By                   9.     Sole Dispositive Power: 7,724,864 shares
Each Reporting                     of common stock
Person With               10.    Shared Dispositive Power: 0

         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:           7,724,864 Shares

         12.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) ........................[  ]

         13.      Percent of Class Represented by Amount In Row 11:
                  67.0%

         14.      Type of Reporting Person: IN

         The original Statement on Schedule 13D, dated July 3, 1997, and the Amendment No. 1 thereto, dated February 4, 1998, filed by Mr. Chih-Hung Liao (also known as Duke Liao, "Liao"), relating to his beneficial ownership of the common stock, $.01 par value ("Common Stock"), of Liuski International, Inc. (the "Issuer"), is amended by this Amendment No. 2 as set forth below.

Item 3.           Source and Amount of Funds

         Liao, who is the Chairman and majority shareholder of Gemlight Computer Ltd. ("Gemlight"), a Hong Kong corporation, has transferred privately 763,013 restricted shares of Common Stock to the parties whose names are listed in the following table (the "Transferees"), in the amounts indicated. Chih-Ming Liao is Liao's brother and Chen Juei-Yu Liao is the wife of Chih-Ming Liao. Each of the Transferees is either an employee or a shareholder of Gemlight. Liao did not receive cash consideration for transferring any of the shares listed in the following table. These transfers were motivated by Liao's recognition of and appreciation for the Transferees' efforts for the benefit of Gemlight.

        Transferee                            Number of Shares Transferred

1.  Cheng-Wei Liao                                      300,000

2.  Su-Hei Lin                                          278,790

3.  Rong-Fong Tsai                                      40,922

4.  Larry Wu                                            40,922

5.  Kun-Nau Chen                                        31,493

6.  Cuo-Min Chiang                                      42,225

7.  Jau-Yu Tzeng                                         2,464

8.  Chih-Ming Liao                                      15,063

9.  Chen Juei-Yu Liao                                    5,652

10. Hsiung-Niang Day                                     5,482
                                        ----------------------------------------

           TOTAL                                        763,013
                                        ========================================

         In addition, Liao sold 441,176 shares of Common Stock to his brother, Chih-Ming Liao, for $1.00 per share. As a result, Liao transferred a total of 456,239 shares of Common Stock to Chih- Ming Liao and 1,204,189 shares of Common Stock to the Transferees.


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



Item 4.           Purpose of Transaction

         Of the 456,239 shares transferred to Chih-Ming Liao, 441,176 shares were sold by Liao to his brother for $1.00 per share. With respect to the remainder of the 1,204,189 shares transferred by Liao, Liao did not receive cash consideration and the transfers were motivated by Liao's recognition of and appreciation for the Transferees' efforts for the benefit of Gemlight.

         Except as set forth above in this Item 4, Liao does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude Liao from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Item 5.           Interest in Securities of the Issuer

         Liao owns 7,724,864 shares of Common Stock representing 67.0% of the shares of Common Stock outstanding.

         Other than the transaction described above, Liao has not effected any transaction involving the Issuer's securities within the preceding 60 days.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships, with Respect to Securities of the Issuer
         None.

Item 7.           Material to be filed as Exhibits

         N/A.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 24, 1998

                                                       /s/ Duke Liao
                                                       -------------------------
                                                       Duke Liao









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